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                          May 17, 2023

       Charles Deignan
       Chief Financial Officer
       Clearside Biomedical, Inc.
       900 North Point Parkway, Suite 200
       Alpharetta, GA 30005

                                                        Re: Clearside
Biomedical, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 12, 2023
                                                            File No. 333-271902

       Dear Charles Deignan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Asheley Walker